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                                                                      Exhibit 99



FOR IMMEDIATE RELEASE                 Contact:  Michael J. Cloherty
                                                Executive Vice President
                                                (630) 773-3800

               ARTHUR J. GALLAGHER & CO. ANNOUNCES TWO AGREEMENTS
                         TO SELL PARTNERSHIP INTERESTS

Itasca, IL, April 22, 1999 -- Arthur J. Gallagher & Co. today announced that its financial services subsidiary, AJG Financial Services, Inc., has entered into an agreement to sell a substantial portion of its investments in landfill gas collection partnerships.

Anticipated proceeds from the sale of $50,000,000 and Gallagher's expected gain of approximately $36,000,000 will be recognized over a period of nine years beginning in 1999. The actual amount of proceeds and gain realized from the sale is contingent upon continuing levels of production of landfill gas from the projects over the same period of time. The agreement allows the buyer to sell back the interests to Gallagher if certain regulatory conditions are not met. These conditions are expected to be satisfied in the third or fourth quarter of this year.

Also announced today was a second agreement in which AJG Financial Services, Inc. agreed to sell a substantial portion of its investment in real estate partnership interests. Proceeds from the sale of $6,500,000 and Gallagher's gain of approximately $3,000,000 are expected to be received in the fourth quarter of 1999.

Mr. Michael J. Cloherty, Executive Vice President and CFO, stated that these transactions were the result of investing in real estate and landfill gas collection projects over a number of years and that the Company was extremely pleased with the signing of these agreements. He indicated that the Company plans to utilize the anticipated gains within its core business of insurance brokerage and risk management through investment in new systems and technology to aid product distribution and services. This technological initiative will enable clients and insurance markets to avail themselves of Gallagher's products over the growing medium of E-Commerce via the Internet.

Arthur J. Gallagher & Co., an international insurance brokerage and risk management services firm, is headquartered in Itasca, Illinois, has offices in seven countries and does business in approximately 100 countries around the world through a network of correspondent brokers and consultants. Gallagher is traded on the New York Stock Exchange under the symbol AJG.

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                                  www.ajg.com